UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

METHODE ELECTRONICS, INC.
(Name of Issuer)

CLASS B COMMON STOCK, $.50 PAR VALUE
(Title of Class of Securities)

59152010
(CUSIP Number)

JAMES W. MCGINLEY
AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO.1
C/O DENNIS M. WILSON
PIPER RUDNICK
203 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312.368.4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Item 1. SECURITY AND ISSUER.

     This Amendment No. 7 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2002, Amendment No. 1 filed on February 11, 2002, Amendment No. 2 filed on August 22, 2002, Amendment No. 3 filed on December 31, 2002, Amendment No. 4 filed on February 28, 2003, Amendment No. 5 filed on July 16, 2003 and Amendment No. 6 filed on July 21, 2003 (together, the “Schedule 13D”), on behalf of James W. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2 (the “Marital Trusts”), Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey. This Amendment is being filed to disclose the resignation of James W. McGinley and Robert R. McGinley (both holders of Class B Common Stock, $0.50 par value per share of the Issuer (the “Class B Common Stock”) in the amounts specified in Item 5) as directors of Methode Electronics, Inc., a Delaware corporation with principal executive offices at 7401 West Wilson Avenue, Chicago, Illinois 60706 (the “Issuer”) on October 16, 2003 and subsequent events described below. The following amendments and supplements are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety to read as follows.

(a) This statement is being filed by James W. McGinley, individually and as Co-Trustee of the Marital Trusts, Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey (the “Reporting Persons” or “Special Fiduciaries”).

(b)-(c) The Marital Trusts were formed in Illinois as testamentary trusts under the William J. McGinley Trust pursuant to the estate plan of William J. McGinley. The address for the Marital Trusts is James W. McGinley, Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, c/o Dennis Wilson, Piper Rudnick, 203 North LaSalle Street, Chicago, Illinois 60601. James W. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc., a manufacturer of optical subsystems for the fiber optic industry located at 7444 West Wilson Avenue, Chicago, Illinois 60656, as well as serving as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust dated September 18, 2001 (the “Jane R. McGinley Trust”). Robert R. McGinley is President of Image Network, Inc., an entertainment media production company located at 1807 12th Street, Santa Monica, California 90404, as well as serving as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley’s address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Richard J. Roberts is Vice President of Coilcraft, Inc., a vendor of transformers, inductors and coils located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as serving as a Special Fiduciary under the Marital Trusts. Manish C. Shah is Vice President, Corporate Development, of Stratos Lightwave, Inc. located at 7444 W. Wilson Avenue, Chicago, Illinois 60706, as well as serving as Special Fiduciary under the Marital Trusts. Roy M. Van Cleave is an attorney with offices located at 65 W Jackson Boulevard, Chicago, Illinois 60604, as well as serving as a director of the Issuer and a Special Fiduciary under the Marital Trusts. Bryan Cressey is a principal of Thoma Cressey Equity Partners, located at 233 South Wacker Drive, Suite 9200, Chicago, Illinois 60606.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to read as follows:

     On August 19, 2002, the Issuer entered into an agreement with the Marital Trusts to make a tender offer to purchase all of the Issuer’s Class B Common Stock owned by the Marital Trusts at a price per share of $20.00 in cash (the “Initial Issuer Tender Offer”). By amendment dated December 26, 2002, the Issuer entered into an agreement with the Marital Trusts to amend the Initial Issuer Tender Offer. Pursuant to the amendment, the Issuer agreed to call a special meeting of its Class A Stockholders for the purpose of obtaining approval of the Initial Issuer Tender Offer, as amended, by a majority of the shares of Class A Common Stock present or represented by proxy at the special meeting (excluding shares of Class A Common Stock held by the Marital Trusts and certain McGinley Family members). Pursuant to the amendment, the Issuer’s obligation to commence the Initial Issuer Tender Offer, as amended, and the obligation of the Marital Trusts and certain McGinley Family members to tender their Class B shares was also subject to, among other things, the approval of the Initial Issuer Tender Offer, as amended, by the Issuer’s Class A stockholders and the receipt of a favorable supplemental private letter ruling from the Internal Revenue Service that the proposed tender offer will not affect the tax consequences relating to the Stratos Lightwave, Inc. spin-off. The shareholders’ meeting was scheduled to be held on July 10, 2003, but before the time of the meeting, the board of directors of the Issuer amended the bylaws of the Issuer to provide authority to the board of directors to adjourn shareholders’ meetings and thereupon the board of directors adjourned the meeting date to July 24, 2003.

     The reason for the adjournment of the special shareholders’ meeting was to allow the board of directors of the Issuer to consider a tender offer to purchase all of the outstanding Class B shares commenced on July 8, 2003 by MEI Investment Corp., a wholly owned subsidiary of Dura Automotive Systems, Inc. (collectively, “Dura”), at a price of $23.00 per share, cash to the sellers (the “Dura Tender Offer”). The Dura Tender Offer is conditioned upon, among other things, a tender of at least a majority of the Class B shares, and Dura being satisfied, in its reasonable discretion, that the associated preferred share purchase rights are inapplicable to Dura as a result of the offer, and Dura being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to Dura.

     On July 11, 2003, the Issuer approached the Special Fiduciaries to discuss modifications to the Initial Issuer Tender Offer, as amended, that the Issuer believed were warranted in light of the Dura Tender Offer. No agreement respecting modifications was reached. On July 14, 2003, the Marital Trusts exercised their contractual right to terminate the August 19, 2002 Agreement with the Issuer so that the Special Fiduciaries could have the opportunity to consider the Dura Tender Offer while also being engaged in discussions with the Issuer regarding a possible modified transaction.

     On July 18, 2003, the Marital Trusts, Robert R. McGinley, Margaret J. McGinley, James W. McGinley, and Jane McGinley Trust (collectively, the “McGinley Family”) and the Special Committee of the Board of Directors of the Issuer reached an agreement in principle, subject to approval of the Special Fiduciaries to the Marital Trusts and of the Board of Directors of the Issuer, on the terms and conditions of an Agreement to retire all of the Class B Common Stock at an average price of $23.00 per share (the “July 2003 Agreement”). On July 20, 2003, the July 2003 Agreement was approved by the Special

Fiduciaries to the Marital Trusts and, in a separate meeting, by the Board of Directors of the Issuer (with directors Robert R. McGinley, James W. McGinley, and Roy M. Van Cleave abstaining).

     The July 2003 Agreement provides for (i) the redemption of 750,000 shares of Class B Common Stock from the McGinley Family at a price of $22.75 per share ($17,062,500 in total); (ii) the agreement of the McGinley Family to vote the remaining shares of Class B Common Stock owned beneficially by the McGinley Family in favor of a merger between the Issuer and a subsidiary of the Issuer pursuant to which all of the remaining Class B Common Stock would be retired at a priced of $23.55 per share, payable in cash; and (iii) the irrevocable appointment of James Ashley, Donald Duda, and Doug Koman as proxies and attorneys-in-fact of the McGinley Family members to vote the remaining Class B Common Stock beneficially owned by the McGinley Family, provided that such proxies shall not be used to remove a director and shall be used to ensure that James W. McGinley, Robert R. McGinley, and Roy M. Van Cleave remain directors of the Issuer until completion of the proposed merger. The redemption of the 750,000 shares of Class B Common Stock was closed on July 21, 2003. The proposed merger will be subject to the approval of the shareholders of the Issuer, and the Issuer is expected to schedule a special meeting of its stockholders to consider and vote upon the proposed merger at the earliest practical date. The Agreement is scheduled to terminate on December 18, 2004 or earlier upon the completion of the proposed merger. However, beginning ten (10) days before the December 18, 2004 termination date, the Company may exercise a call option to purchase all of the remaining Class B Common Stock owned beneficially by the McGinley Family at an exercise price of $23.55 per share, and within five (5) days of the December 18, 2004 termination date the McGinley Family may exercise a put option to require the Issuer to purchase such remaining shares of Class B Common Stock at an exercise price of $23.55 per share. The McGinley Family may also exercise its put option to require the Issuer to purchase their Class B Common Stock if the Issuer agrees to a merger or business combination with a third party or transfers a controlling interest in the Issuer to a third party; or if the total number of shares of Class B Common Stock, exclusive of shares beneficially owned by the McGinley Family, shall be less than 100,000 shares.

     The Issuer may propose an alternate transaction to the proposed merger if all of the Class B Common Stock shall be treated equally and if the proposed transaction does not have adverse risk of claims or income tax consequences to the McGinley Family. A copy of the July 2003 Agreement is attached hereto as Exhibit 3.

     As a result of the July 2003 Agreement, the number of shares of Class B Common Stock issued and outstanding is 337,317 shares.

     On October 16, 2003, James W. McGinley and Robert R. McGinley resigned as directors of the issuer.

     On October 23, 2003, the Special Fiduciaries determined to distribute the shares of Class A Common Stock of the issuer held by the Marital Trusts to the individuals in the McGinley Family being James W. McGinley, Robert R. McGinley and Margaret J. McGinley. Each such person is considering the sale in the market of the shares of Class A Common Stock held by, and to be distributed to, him or her for his or her individual benefit and account.

     Other than as set forth above, none of the Marital Trusts or the Special Fiduciaries currently have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

No change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Power of Attorney dated January 18, 2002 by Jane R. McGinley, Raymond J. Roberts, Robert J. McGinley and Margaret J. McGinley authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on January 24, 2002).

     Exhibit 2. Power of Attorney dated as of July 15, 2003 by Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on July 16, 2003).

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: October 24, 2003	/s/ James W. McGinley
James W. McGinley, on behalf of himself, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, and as attorney-in-fact for Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey